U.S. SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON D.C. 20549


                                FORM 12b-25
                      Commission File Number 000-30872


                        NOTIFICATION OF LATE FILING

                                (Check One):
 [ ] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [X] Form 10-Q  [ ] Form N-SAR

     For Period Ended:  March 31, 2007

     [ ] Transition Report on Form 10-K   [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form 20-F   [ ] Transition Report on Form N-SAR
     [ ] Transition Report on Form 11-K

     For the Transition Period Ended: _______________________________________

     Read Attached Instruction Sheet Before Preparing Form.  Please Print or
     Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _____________________


                        Part I-Registrant Information


     Full Name of Registrant       TRYCERA FINANCIAL, INC.

     Former Name if Applicable

     Address of principal executive office (Street and number)
                                   18023 EAST SKY PARK CIRCLE
                                   SUITE G
     City, State and Zip Code      IRVINE, CA   92614

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                       Part II-Rules 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

     a. The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     b. The subject annual report, semi-annual report, transition report on Form 10-K, 20 F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     c. The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                              Part III-Narrative

     State below in reasonable detail the reasons why the form 10-K, 11-K, 20-F, 10-Q or N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets of needed.)

          The registrant did not receive the financial information necessary for the quarterly report from its outside accountant in sufficient time to prepare the quarterly report. The information will be received and prepared for filing in the quarterly report within the necessary extension period.


                          Part IV-Other Information

     1. Name and telephone number of person to contact in regard to this notification

               MATTHEW KERPER      949            273-4300
               (Name)              (Area Code)    (Telephone No.)

     2. Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                              [X] Yes     [ ] No

                                      2
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     3.   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                              [X] Yes     [ ] No

          If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.


                           TRYCERA FINANCIAL, INC.
                 (Name of Registrant as specified in charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  May 15, 2007                     By /s/ Matthew Kerper
                                           Matthew Kerper, President


                                      3
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                                  Attachment

             Explanation of Change in Results from Prior Quarter


Trycera Financial launched a key program at the beginning of the first quarter of 2007 which more than doubled the size of the revenue stream on a comparable basis. In addition, the company sold the call center operations at the end of the first quarter of 2007. The resulting delays in finalizing the sale and billing for the call center operations contributed to the delay in filing in a timely manner.

Below is a summary of the anticipated changes in the results of operations from first quarter 2006 to the first quarter of 2007.

                                          For the Three Months Ended
                                          --------------------------
                                             March          March
                                           31, 2007       31, 2006
                                          -----------    -----------
                                          (Unaudited)    (Unaudited)

          Revenues                        $ 1,059,334    $   302,865
          Cost of Sales                       917,284        205,468
                                           ----------     ----------
          Gross Profit                        142,050         97,397
          Operating Expenses                  297,262        324,232
          Total Other Income (Expenses)       (21,193)      (233,855)
                                           ----------     ----------
          Net Loss                        $  (176,405)   $  (233,855)
                                           ==========     ==========